CUSIP No. 40701LT 203	Schedule 13D	Page 1 of 34 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701LT 203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 40701LT 203	Schedule 13D	Page 2 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates I, L.P. 34-1845745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.91%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40701LT 203	Schedule 13D	Page 3 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,013
	8	SHARED VOTING POWER 1,290,801
	9	SOLE DISPOSITIVE POWER 359,013
	10	SHARED DISPOSITIVE POWER 1,290,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.13%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 4 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,965
	8	SHARED VOTING POWER 1,214,288
	9	SOLE DISPOSITIVE POWER 145,965
	10	SHARED DISPOSITIVE POWER 1,214,288

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.90%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 5 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,080
	8	SHARED VOTING POWER 1,213,026
	9	SOLE DISPOSITIVE POWER 123,080
	10	SHARED DISPOSITIVE POWER 1,213,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 6 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,586
	8	SHARED VOTING POWER 1,223,658
	9	SOLE DISPOSITIVE POWER 193,586
	10	SHARED DISPOSITIVE POWER 1,223,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.73%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 7 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,224,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 8 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,289
	8	SHARED VOTING POWER 74,448
	9	SOLE DISPOSITIVE POWER 77,289
	10	SHARED DISPOSITIVE POWER 1,285,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.93%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 9 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,769
	8	SHARED VOTING POWER 8,902
	9	SOLE DISPOSITIVE POWER 83,769
	10	SHARED DISPOSITIVE POWER 1,219,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.06%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 10 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360
	8	SHARED VOTING POWER 123,080
	9	SOLE DISPOSITIVE POWER 2,360
	10	SHARED DISPOSITIVE POWER 1,333,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 11 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 145,965
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,356,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.90%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 12 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,613
	8	SHARED VOTING POWER 199,965
	9	SOLE DISPOSITIVE POWER 6,613
	10	SHARED DISPOSITIVE POWER 1,410,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.73%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 13 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 14 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 15 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 16 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Elisabeth M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 17 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Julia R. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 18 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Clara R. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 19 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 20 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Claiborne R. Rankin, Jr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 21 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 22 of 34 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Anne F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D	Page 23 of 34 Pages

Part II to Schedule 13D

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hamilton Beach Brands Holding Company (the “Issuer”). The address of the principal executive offices of the Issuer is Hamilton Beach Brands Holding Company, 4421 Waterfront Dr., Glen Allen, Virginia 23060.

Item 2. Identity and Background.

(a) — (c) This Schedule 13D is filed on behalf of Rankin Associates I, L.P., a Delaware limited partnership (“Rankin I”), the individuals whose revocable trusts are the general partners of Rankin I (such trusts, the “General Partners”), and the irrevocable trusts and the individuals whose revocable trusts are the limited partners of Rankin I (such trusts, the “Limited Partners,” and together with the General Partners, the “Partners”) (such individuals, irrevocable trusts and Rankin I, collectively, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of such individuals and trusts becoming signatories to the Amended and Restated Limited Partnership Agreement of Rankin I, dated as of March 27, 2002, as amended, among the Partners (the “Rankin I Partnership Agreement”), filed as Exhibits 1, 2 and 3 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Rankin Associates I, L.P. Rankin I is a Delaware limited partnership. Its principal business is to hold securities under common management, including certain shares of Class B Common as well as shares of Class A common stock, par value $0.01 per share (“Class A Common”), of the Issuer. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as General Partners: Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of the Issuer at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc., a Delaware corporation (“Hyster Yale”), at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. He is a private investor.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

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Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Chloe O. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

Corbin Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

BTR 2012 GST Trust for Chloe R. Seelbach. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for Thomas P. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Helen R. Butler. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of the Issuer at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST Trust for Elisabeth M. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

BTR 2012 GST Trust for Julia R. Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for Clara R. Williams. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of the Issuer at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST Trust for Matthew M. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Claiborne R. Rankin, Jr. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for James T. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Anne F. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.

The shares of Class B Common held by the Reporting Persons were acquired on September 29, 2017 when NACCO completed the spin-off of the Issuer to NACCO’s stockholders (the “Spin-off”). Immediately following the Spin-off, the Issuer became an independent public company.

To effect the Spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, which was the close of business on September 26, 2017. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common,” and together with the NACCO Class A Common, the “NACCO Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the Spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the Spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the Spin-off, NACCO distributed 6,836,716 shares of Class A Common and 6,836,716 shares of Class B Common to NACCO stockholders. All share ownership information with respect to the Class A Common and the Class B Common presented in this Schedule 13D is as of immediately after the consummation of the Spin-off.

Item 4. Purpose of Transaction.

The purpose of the formation of Rankin I and the Partners entering into and delivering the Rankin I Partnership Agreement, and the acquisition by Rankin I of the securities that it held prior to the Spin-off, including shares of NACCO Common, was to (a) provide the Reporting Persons with a mechanism for consolidating the management of their holdings, including shares of NACCO Common, in a manner that would allow coordinated family management of such securities and (b) to facilitate the estate planning objectives of the Reporting Persons. As a result of the Spin-off, Rankin I holds Class A Common and Class B Common. Rankin I also (a) provides the Reporting Persons with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) facilitates the estate planning objectives of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 472,371 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin I Partnership Agreement, representing 6.91% of the outstanding Class B Common as of September 26, 2017.

Rankin Associates I, L.P. Rankin I may be deemed to beneficially own 472,371 shares of the Class B Common held by Rankin I. Although Rankin I holds the 472,371 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as General Partners, share the power to vote such shares of Class B Common. Voting actions are determined by the General Partners owning at least a majority of the general partnership interests of Rankin I. The Partners share with each other the power to dispose of such shares. Collectively, the 472,371 shares of Class B Common beneficially owned by Rankin I constitute approximately 6.91% of the Class B Common outstanding as of September 26, 2017.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 359,013 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other General Partners and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other Partners, (b) as trustee and beneficiary of certain trusts,

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shares the power to vote the 400,000 shares of Class B Common held by Rankin Associates IV, L.P. (“Rankin IV”) with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II (as defined below) with the other stockholders of Rankin Management, Inc. (“RMI”), as general partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II, (d) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class B Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren, (e) shares with PNC Bank, N.A. the power to vote and dispose of 21,286 shares of Class B Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren, (f) is deemed to share with his spouse (Victoire G. Rankin) the power to vote and dispose of 34,936 shares of Class B Common owned by his spouse and (g) shares with his brother (Bruce T. Rankin) the power to dispose of 14,313 shares of Class B Common held in trust for the benefit of that brother. Collectively, the 1,649,814 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 24.13% of the Class B Common outstanding as of September 26, 2017.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,965 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other General Partners and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other Partners, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II and (d) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and dispose of 3,622 shares of Class B Common owned by his spouse. Collectively, the 1,360,253 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 19.90% of the Class B Common outstanding as of September 26, 2017.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,080 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other General Partners and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other Partners, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II and (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,360 shares of Class B Common owned by his spouse. Collectively, the 1,336,106 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 19.54% of the Class B Common outstanding as of September 26, 2017.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 193,586 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other General Partners and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other Partners, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II, (d) is deemed to share with his spouse (Allison A. Rankin) the power to vote and dispose of 6,613 shares of Class B Common owned by his spouse and (e) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares

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of Class B Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee. Collectively, the 1,417,244 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 20.73% of the Class B Common outstanding as of September 26, 2017.

Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce T. Rankin Trust, which is a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the General Partners and the other Limited Partners, (b) as primary beneficiary of the Bruce T. Rankin Trust, which is a limited partner of Rankin IV, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV, (c) as primary beneficiary of the Bruce T. Rankin Trust, which is a limited partner of Rankin II, shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II and (d) is deemed to share with his brother (Alfred M. Rankin, Jr.) the power to dispose of 14,313 shares of Class B Common held by a trust created for his benefit and for which his brother is the trustee. Collectively, the 1,224,979 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 17.92% of the Class B Common outstanding as of September 26, 2017.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 77,289 shares of Class B Common. Ms. Butler shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the General Partners and other Limited Partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Butler (a) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 63,438 shares of Class B Common held by her spouse and (b) is deemed to share with her spouse (John C. Butler, Jr., as trustee) the power to vote and dispose of (i) 4,083 shares of Class B Common held in a trust for the benefit of her daughter (Clara R. Butler) and (ii) 3,927 shares of Class B Common held in a trust for the benefit of her son (Griffin B. Butler). Collectively, the 1,362,403 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 19.93% of the Class B Common outstanding as of September 26, 2017.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 83,769 shares of Class B Common held in trust. Ms. Williams shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the General Partners and other Limited Partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Williams is deemed to share with her spouse (David B. Williams) the power to vote and dispose of 8,902 shares of Class B Common owned by her spouse. Collectively, the 1,303,337 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 19.06% of the Class B Common outstanding as of September 26, 2017.

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,360 shares of Class B Common held in a trust for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the General Partners and other Limited Partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 123,080 shares of Class B Common owned by her spouse. Collectively, the 1,336,106 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 19.54% of the Class B Common outstanding as of September 26, 2017.

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class B Common. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the General Partners and other Limited Partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose 145,965 shares of Class B Common owned by her spouse. Collectively, the 1,360,253 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 19.90% of the Class B Common outstanding as of September 26, 2017.

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Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 6,613 shares of Class B Common held in trusts for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the General Partners and other Limited Partners, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose (a) 193,586 shares of Class B Common owned by her spouse, (b) 4,133 shares of Class B Common held in trust for her daughter (A. Farnham Rankin) and (c) 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which Ms. Rankin is trustee. Collectively, the 1,417,244 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 20.73% of the Class B Common outstanding as of September 26, 2017.

BTR 2012 GST Trust for Chloe R. Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Thomas P. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Helen R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Julia R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Clara R. Williams. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Claiborne R. Rankin, Jr. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Anne F. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates I, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, filed as Exhibit 1 hereto and incorporated herein by reference, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as

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Exhibit 2 hereto and incorporated herein by reference, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 3 hereto and incorporated herein by reference, the General Partners share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the Partners and provides the Partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the Partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 29, 2017, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 4 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory

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who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Shareholders’ Agreement.

Transfer Restriction Agreement

Under the terms of the Transfer Restriction Agreement, dated as of September 29, 2017 (the “TRA”), filed as Exhibit 5 hereto and incorporated herein by reference, the Issuer, NACCO, and certain signatories thereto have agreed to certain restrictions on transactions involving securities of the Issuer or NACCO. Absent a ruling from the Internal Revenue Service (“IRS”), an unqualified tax opinion from approved counsel, or approval by the Issuer as the administrator of the TRA, the TRA prohibits members of NACCO’s extended founding family, for a two-year period following the Spin-off, from (a) acquiring any stock of either NACCO or the Issuer (other than acquisitions of stock pursuant to an equity compensation plan of either NACCO or Issuer) or (b) transferring directly or indirectly any stock owned by the extended founding family.

The TRA further provides that the five-percent voting limitation on transfers of Issuer voting power will be converted to a 35-percent limitation if NACCO or Issuer obtains a private letter ruling from the IRS or an unqualified tax opinion substantially to the effect that the increase in voting power by holders of Class B Common by reason of the conversion by other holders of Class B Common to Class A Common will not be taken into account for purposes of Section 355(e) of the Internal Revenue Code.

Rankin Associates II, L.P.

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 6 hereto and incorporated herein by reference, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 7 hereto and incorporated herein by reference, and as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 8 hereto and incorporated herein by reference, RMI, as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Rankin IV Partnership Agreement, dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 9 hereto and incorporated herein by reference, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 10 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 11 hereto and incorporated herein by reference, the general partners

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share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 2	Written Consent of General Partners of Rankin Associates I, L.P., executed as of December 31, 2012 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hyster-Yale Materials Handling, Inc. Class B common stock, initially filed on February 14, 2012 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-87003)).

Exhibit 3	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of October 28, 2016.

Exhibit 4	Stockholders’ Agreement, dated as of September 29, 2017, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2017 (Commission File No. 001-38214)).

Exhibit 5	Transfer Restriction Agreement, dated as of September 29, 2017, by and among the Issuer, NACCO and the signatories thereto.

Exhibit 6	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 7	Amendment No. 1 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 26, 2001.

Exhibit 8	Amendment No. 2 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 17, 2002.

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Exhibit 9	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005- 38001)).

Exhibit 10	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of March 22, 2006.

Exhibit 11	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of October 28, 2016.

Exhibit 12	Joint Filing Agreement.

Exhibit 13	Power of Attorney (included in Exhibit 1 and Exhibit 2).

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 40701LT 203	Schedule 13D	Page 33 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2017

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Bruce T. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara L.T. Rankin Williams*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Corbin K. Rankin*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach**

Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin **

Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler **

Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin**

Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers**

Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams**

Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin**

Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.**

Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin**

Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin**

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*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 hereto.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 hereto.